UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
THE THIRD QUARTER OF 2004 RESULTS
ANNOUNCEMENT FOR THE THIRD QUARTER 2004 RESULTS (Unaudited)
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
Breakdown of the Statement of Income (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FINANCIAL RATIOS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 & 2004
FIXED TELEPHONE LINE
PULSE PRODUCTION
OPERATIONAL PERFORMANCE REGIONAL DIVISION
OPERATIONAL RATIO
BALANCE SHEETS
STATEMENTS OF INCOME
OPERATIONAL INDICATORS AS OF SEPT 30, 2003 & 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)

Date: November 3, 2004	By:	/s/ Rochiman Sukarno (Signature)

Rochiman Sukarno Head of Investor Relation Unit

THE THIRD QUARTER OF 2004 RESULTS
(Unaudited)
Date : November 3, 2004
No: C.TEL755/PR110/UHI/2004

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.

Tickers
NYSE: TLK LSE: TKID JSX: TLKM
Divisions
Telkom Regions: I, II, III, IV,V, VI
KSO Regions: VII
Shares in issues
20,159,999,280 shares
Major Shareholders
Govt. of Indonesia: 51.19%
Public: 48.81%
Conversion Rate (US$ 1.00)
2003 =Rp.8,562.00 (Oct’ 28, 2003)
2004 =Rp.9,160.00 (Sept 30, 2004)

FINANCIAL HIGHLIGHTS (consolidated)

In billions Rp.

Key Indicators	3Q03*	3Q04**	Growth (%)
	(restated)
Operating Revenues	19,617	25,019	27.5
Operating Expenses	10,789	14,595	35.3
Operating Income	8,828	10,425	18.1
EBITDA (Rp)	12,664	15,456	22.0
EBITDA Margin (%)	64.56	61.77	(2.8)
Net Income	4,412	5,024	13.9
Net Income per share (Rp)	218.83	249.22	13.9

*) The consolidated subsidiaries 3Q03: Telkomsel (65%), Pramindo Ikat Nusantara (100%), Ariawest (100%), Dayamitra (90.32%), Metra (100%), Infomedia (51%), Indonusa (88.08%), Napsindo (60%), Pro Infokom (51%), Graha Sarana Duta (99.99%)

**) The consolidated subsidiaries 3Q04: Telkomsel (65%), Pramindo Ikat Nusantara (99.99%), Ariawest (99.99%), Dayamitra (90.32%), Metra (99.99%), Infomedia (51%), Indonusa (90.39%), Napsindo (60%), Pro Infokom (51%), Graha Sarana Duta (99.99%)

HIGHLIGHTS

•	TELKOMFlexi has reached 1 million subscribers, and E-voucher service for Flexi Trendy has been developed by TELKOM and several banks.

•	TELKOM has been granted a principle license for 3 G from the Government of Indonesia through the Ministry of Communication.

•	1,186 employees have participated in early retirement program since February 2004.

•	During third quarter of 2004, TIC 007 was grabbing a high market share and has generated revenue in the amount of Rp.162 billion.

•	Average daily trading volume in Jakarta Stock Exchange during the month after stock split increased by 53% compared to the month before stock split from 15.8 million shares to 24.2 million shares.

•	Telkomsel still maintained its 71% EBITDA margin. Furthermore, Telkomsel’s subscriber base for the nine months of 2004 increased 4.1 million to 13.7 million or 51% of the cellular market, whereas its revenues were around 60%.

•	Telkomsel has launched new features such as “KARTU As always on”, Ring back tone, and pulse transfer from postpaid to prepaid.

Investor Relation Dept.
PT. TELKOM
Grha Citra Caraka
Jl. Gatot Subroto Kav 52, 5TH floor
Jakarta 12710
Phone: 62 21 5215109
Fax: 62 21 5220500
Email: investor@telkom.co.id
Website: http//www.telkom-indonesia.com

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE THIRD QUARTER 2004 RESULTS (Unaudited)

Jakarta, November 3, 2004 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its un-audited consolidated financial statements and operational results for the third quarter 2004. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

FINANCIAL RESULTS

Operating Revenues

Total consolidated Operating Revenues grew by 27.5%. The main contributors to the increase of Operating Revenues were generated by the growth of Revenues under Revenues Sharing Arrangement (321.1%), Data and Internet Revenues (57.0%), and Interconnection Revenues (39.9%).

The contributions to such increase can be described in details as follows:

a.	Revenue Sharing Arrangement (RSA) amounted to Rp.788.2 billion or increased by 321.1%. This significant increase was due to the new scheme arrangement between TELKOM and MGTI .

b.	Data and Internet revenues amounted to Rp.3,359.1 billion or increased by 57.0% mainly contributed by a significant increase in SMS production from Telkomsel subscribers, increased usage of Telkomnet Instan connectivity and increased usage of TELKOM’s VoIP services (TELKOMSave and TELKOMGlobal). SMS revenue increased in the amount of Rp.992.0 billion to Rp.2,481.7 billion or by 66.6%, VoIP revenue increased in the amount of Rp.11.3 billion to Rp.269.4 billion or by 4.4%, and multimedia revenue increased in the amount of Rp.216.0 billion to Rp.608.0 billion or by 55.1%.

c.	Interconnection revenues amounted to Rp.4,366.2 billion or increased by 39.9%, primarily contributed by the increase in the revenue from cellular phone traffic in the amount of Rp.3,855.2 billion and an increase by 48.7% in cellular interconnection revenue, and from international calls which increased by 43.0%.

d.	Network revenues amounted to Rp.468.5 billion or increased by 44.7%, largely contributed by the increase in leased line revenues which amounted to Rp.303.9 billion.

e.	Cellular revenues amounted to Rp.7,690.0 billion, or increased by 25.6%, primarily contributed by the 45% increase in Telkomsel’s prepaid revenue, as well as the 56% increase in the total number of Telkomsel subscribers.

f.	Fixed phone revenues amounted to Rp.7,654.3 billion or increased by 18.2%, including revenues from TELKOMFlexi and consolidation of Division Regional-III and IV. The increase was mainly generated from the 38.2% increase in local call revenues and the 47.8% increase in monthly subscription charges.

Operating Expenses

The total consolidated Operating Expenses increased by 35.3%, which was contributed by the increase in Marketing Expenses (85.9%), Personnel Expenses (35.5%), Operation & Maintenance Expenses (34.5%), Depreciation Expenses (34.3%), as well as General and Administrative Expenses (26.1%).

The contributions to the increase can be described in details as follows:

a.	Marketing Expenses amounted to Rp.639.9 million or increased by 85.9%. The main contributors to this increase were TELKOM’s marketing campaign for its new services, primarily for TELKOMFlexi and TIC-007. In addition, customer loyalty program and sales support also led to a 105% increase in Telkomsel’s marketing expense of Rp.127.9 billion.

b.	Personnel Expenses amounted to Rp.4,320.8 billion or increased by 35.5%, mainly caused by the change in the discount rate assumption of actuary calculation from 13% in 2003 to 11% in 2004

c.	Operation, Maintenance & Telecommunications Services Expenses amounted to Rp.3,387.1 billion or increased by 34.5%. The increase was mainly contributed by the increase in the cost of phone cards amounted to Rp.275.2 billion and an increase in the concession fees & radio frequency usage charges in line with the increase of BTS and TRX TELKOM and Telkomsel.

d.	Depreciation Expenses amounted to Rp.4,469.5 billion or increased by 34.3%, mainly due to accelerated depreciation in Telkomsel and the consolidation impact of Regional Division III and IV.

e.	General and Administrative Expenses amounted to Rp.1,777.5 billion or increased by 26.1%. The increase mainly resulted from amortization of intangible assets and the consolidation impact of Regional Division III and IV.

Net Income

For the first nine months of 2004, the Company reported an increase in Net Income by 13.9% to Rp.5,024.3 billion. This was largely due to a strong revenues’ growth from Telkom and Telkomsel.

CAPITAL EXPENDITURE

TELKOM (as single entity)

During the third quarter of year 2004, the company has spent Rp.2,088.0 billion for CAPEX (payment based), which consist of:

a.	Rp.720,5 billion for Access development (CDMA Rp.544.9 billion, Non CDMA Rp.175.6 billion).

b.	Rp.802.1 billion for Transport development (Non CDMA).

c.	Rp.420.0 billion for Services Node (CDMA Rp.292.0 billion, Non CDMA Rp.127.9 billion).

d.	Rp.145.4 billion for Support (CDMA Rp.30.1 billion, Non CDMA Rp.115.1 billion).

Telkomsel

From January to September 2004, the Company added Rp.3,622 billion (USD 405 million) to fixed-assets for network infrastructures and other investments. Cash spending on capex for the nine months of 2004 was Rp.3,642 billion (USD 408 million). There were 942 new BTS’s and 7,846 TRXs installed and 8.3 million subscribers capacity added to the switching capacity (HLR).

Overall network capacity as of end of September 2004 was approximately 15.4 million.

CONSOLIDATED DEBT

As of September 30, 2004, breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents was as follows:

Currencies	Years	Original Currency	Rp Equivalent	Portion
		(millions)
		(Except IDR in billions)	(billions)
IDR/ Rupiah	2003	4,520.93	4,520.93	28.2%
	2004	4,280.28	4,280.28	30.5%
USD Dollar	2003	1,141.22	9,594.78	59.8%
	2004	853.12	7,471.55	53.3%
Yen	2003	17,616.97	1,343.67	8.4%
	2004	17,241.96	1,427.10	10.2%
Euro	2003	60.15	590.42	3.7%
	2004	74.20	838.68	6.0%
Total	2003		16,049.80	100.0%
	2004		14,017.61	100.0%

TELKOM’s DEBTs (as single entity)

As of September 30, 2004, breakdown of un-consolidated debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents are as follows:

Currencies	Years	Original Currency	Rp Equivalent	Portion
		(millions)
		(Except IDR in billions)	(billions)
IDR/ Rupiah	2003	4,457.71	4,457.71	32.5%
	2004	4,206.94	4,206.94	34.7%
USD Dollar	2003	916.21	7,708.71	56.3%
	2004	688.28	6,311.48	52.1%
Yen	2003	17,616.97	1,343.67	9.8%
	2004	17,241.96	1,427.10	11.8%
Euro	2003	19.76	193.99	1.4%
	2004	15.51	175.37	1.4%
Total	2003		13,704.08	100.0%
	2004		12,120.89	100.0%

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of September 30, 2004, the Company’s deposit covered approximately 5.5% of foreign debts from September 1, 2004 to August 31, 2005.

OPERATIONAL RESULTS

Fixed-Lines in Service (including Fixed Wireless)

As of September 30, 2004 TELKOM, including all KSO Units, recorded 9.59 million fixed lines in service, consisting of 8.51 million wire-lines and 1.08 million fixed-wireless.

Net additional lines in service during the first nine month of 2004 reached the amount of 1,112,641 lines, which was higher than the figure for the corresponding period in 2003, amounting to 498,791 lines.

As of September 30, 2004, the subscriber-mix consists of business subscribers totaling 2,619,270 line units (28.56%), residential totaling 6,536,956 line units (71.29%) and social subscribers totaling 13,519 line units (0.15%).

Fixed-Wireless CDMA Services

As of September 30, 2004, TELKOMFlexi contributed to TELKOM revenues in the amount of Rp.598 billion which was generated from voice, SMS, and interconnection.

TELKOMFlexi performance as of September 30, 2004 are as follows:

	Unit	3Q03	3Q04	Growth
Customer base
Net Additions
Classy/Postpaid	Subs	119,646	378,265	216%
Trendy/Prepaid *)	Subs		443,965	—
Total	Subs	119,646	822,230	587%
Line in service
Classy/Postpaid	Subs	119,646	614,601	414%
Trendy/Prepaid	Subs		468,344	—
Total	Subs	119,646	1,082,945	805%
Sales
Classy/Postpaid	Subs	118,789	489,347	312%
Trendy/Prepaid	Subs	55,752	443,965	696%
Total	Subs	174,541	933,312	435%
ARPU (9 months average)
Classy/Postpaid	’000	171	158	-8%
Trendy/Prepaid	’000	n.a	13
Blended	’000	171	103	-40%
SMS
# sms/sub/month postpaid	sms	—	15
# sms/sub/month prepaid	sms	—	8
NETWORK
1. BTS	unit	191	848	344%
CAPACITY	LU	387,570	1,747,844	351%
2. MSC Capacity	LU	358,100	1,469,265	310%
Number of city in service	city	16	115	619%

Notes: ARPU(3Q04) :Voice:=Rp.95,775, Non voice= Rp.7,394

TELKOM International Call 007 (TIC-007)

As of September 30, 2004, the performance of TELKOM’s TIC-007 as follows:

Description	Unit	Incoming	Outgoing
Traffic	Mn. minutes	142.6	33.0
Revenue	Rp. bn	85.3	168.3

Cellular Services

As of September 30, 2004, the number of active cellular subscribers in TELKOM’s associated companies were 13,735,220 subscribers, with breakdown of each operator are as follows:

Operator			Growth
(TELKOM’s ownership)	3Q/03	3Q/04	(%)
TELKOMSEL (65%)	8,792,871	13,691,948	56
MANDARA (6.40%)	5,069	6,797	34
PSN (34.85%)	n.a	36,475	—
Total	8,797,940	13,735,220	56

Telkomsel is the largest mobile communication company in Indonesia with estimated market share of subscribers of over 50% at the end of September 2004.

Data and Internet Services

As of September 30, 2004, the total access to TELKOMNet Instan connectivity amounted to 1,738.3 million minutes or increased by 22.9% from the corresponding period in 2003. Meanwhile, the use of TELKOMSave and TELKOMGlobal access through VoIP respectively amounted 7.8 million minutes and 46.6 million minutes or increased by 48.3% and 6.0%, respectively. The total of Telkomsel’s SMS production increased by 60.1% to 7,650 million SMS.

Broadband Services

Broadband services under the name of SPEEDY was launched on July 29, 2004. As of September 30, 2004, the capacity reached 11,832 lines while sales reached 54% of the capacity.

HUMAN RESOURCES

As of September 30, 2004, the total number of TELKOM’s (as a single entity) employees was 29,397 persons consisting of 25,797 persons in TELKOM Regions and 3,600 persons in KSO Regions. Productivity per employee as measured by the number of fixed lines in service per employee as of September 30, 2004 was 326 while the same as of September 30, 2003 was 255.

For the nine month of 2004, 1,186 employees have participated in early retirement program with expense amounted to Rp.371 billion.

RECENT DEVELOPMENTS

Stock Split

The Company has implemented a stock split, in which each Series B common share of the Company, in a par value of Rp.500, was split into two Series B common shares, in a par value of Rp.250, and each Series A share, in a par value of Rp.500, was split into one Series A share and one Series B common share, respectively in a par value of Rp.250. The Company has also put into effect a change of ratio of its American Depositary Shares (“ADSs”), from one ADS representing 20 Series B common shares, in a par value of Rp.500 per share, to one ADS representing 40 Series B common shares, in a par value of Rp.250 per share. The ADR ratio change was effective as of October 1, 2004, following the split of the Company’s shares and the distribution of the new Series B common shares, in a par value of Rp.250 per share, into the central custodian accounts of the shareholders of record.

Corporate Secretary,

ADEK JULIANWAR

Table 1
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2003 AND 2004
(Figures in Tables are presented in Millions of Rupiah and Thousands of United States Dollars)

	Consolidated			Unconsol.
	2003	2004		2004
	(Restated)
	Rp	Rp	US $	Rp
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,860,401	6,112,466	667,300	2,340,383
Short-term investments — net	62,119	107,799	11,768	96,799
Sub total	4,922,520	6,220,265	679,068	2,437,182
Trade accounts receivables
Related parties — net of allowance for doubtful accounts of Rp 135,689 million in 2003 and Rp 143,591 million in 2004	765,094	690,848	75,420	729,712
Third parties — net of allowance for doubtful accounts of Rp 413,959 million in 2003 and Rp 562,013 million in 2004	2,583,369	3,090,402	337,380	2,424,897
Sub total	3,348,463	3,781,250	412,800	3,154,609
Other account receivables — net of allowance for doubtful accounts Rp 51.649 million in 2003 and Rp 35,442 million in 2004	377,661	291,523	31,826	2,690,747
Inventories — net of allowance for obsolescence of Rp 51.346 million in 2003 and Rp 47,102 million in 2004	185,596	171,746	18,750	83,621
Prepaid expenses	727,972	790,178	86,264	426,736
	—	—	—	—
Prepaid taxes	38,370	64,845	7,079	38,370
Other current Assets	38,663	44,412	4,848	42,549
TOTAL CURRENT ASSETS	9,639,245	11,364,219	1,240,635	8,873,814
NON CURRENT ASSETS
Long-term investments — net	69,741	72,743	7,941	9,809,824
Property, plant and equipment — net of accumulated depreciation of Rp 22,220,275 million in 2003 and Rp 27,137,984 million in 2004	32,511,049	36,598,850	3,995,508	18,537,852
Property, plant and equipment under revenue sharing arrangements — net of accumulated depreciation of Rp 878,764 million in 2003 and Rp 1,038,777 million in 2004	315,427	2,788,985	304,474	2,788,985
Advances and other non current assets	151,573	422,715	46,148	370,145
Intangible assets	5,365,697	4,582,456	500,268	4,582,456
Advances payment for investment in share of stock	79,768	65,458	7,146	65,458
Escrow accounts	447,838	215,001	23,472	208,830
Property not used in operations	12,354	4,987	545	4,987
TOTAL NON CURRENT ASSETS	38,953,447	44,751,195	4,885,502	36,368,539
TOTAL ASSETS	48,592,692	56,115,414	6,126,137	45,242,353

Table 1 (continued)
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2003 AND 2004
(Figures in Tables are presented in Millions of Rupiah and Thousands of United States Dollars)

	Consolidated			Unconsol.
	2003	2004		2004
	(Restated)
	Rp	Rp	US $	Rp
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable
Related parties	658,627	827,602	90,350	905,522
Third parties	2,470,580	3,331,782	363,732	1,957,025
Other accounts payable	45,293	39,734	4,338	37,864
Taxes payable	1,778,106	1,490,932	162,766	930,507
Dividend payable	69,418	1,153,412	125,918	812,513
Accrued expenses	1,679,422	1,652,196	180,371	949,994
Unearned income	660,464	928,724	101,389	99,081
Advances from customers and suppliers	262,695	328,392	35,851	305,311
Short term bank loan	37,509	397,537	43,399	356,684
Current maturities of long-term liabilities	3,580,901	2,206,349	240,868	1,899,797
TOTAL CURRENT LIABILITIES	11,243,015	12,356,660	1,348,982	8,254,298
NON CURRENT LIABILITIES
Deferred tax liabilities — net	3,410,273	3,504,159	382,550	2,677,289
Unearned income under revenue sharing arrangements	99,742	2,639,198	288,122	2,639,198
Unearned initial investor payment under joint operation scheme	28,876	28,117	3,070	95,933
Provision for Long Service Award	477,519	533,226	58,212	533,226
Provision for Liabilities post retirement benefit cost	1,948,136	1,878,085	205,031	1,878,085
Long-term debts — net of current maturities
Two-step loans — related parties	7,005,307	6,505,888	710,250	6,505,888
Suppliers’ credit loans	64,804	—	—	—
Bridging loan	25,726	—	—	—
Project cost payable	—	—	—	—
Bonds	2,235,511	1,711,807	186,878	985,243
Bank loans	1,790,838	2,579,220	281,574	1,765,613
Other long-term debts	9,150	9,150	999	—
Liabilities for acquisition of a subsidiaries	1,300,049	607,668	66,339	607,668
Sub total long-term debts	12,431,385	11,413,733	1,246,041	9,864,411
TOTAL NONCURRENT LIABILITIES	18,395,931	19,996,518	2,183,025	17,688,142
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	3,291,894	4,462,324	487,153	—
STOCKHOLDERS’ EQUITY
Capital stock — Rp 250 par value per series-A Dwiwarna share and series-B shares. Authorized — one Series A Dwiwarna share and 79.999.999.999 B shares Issued and fully paid — one Series A Dwiwarna share and 20.159.999.279 Series B shares	5,040,000	5,040,000	550,218	5,040,000
Additional paid-in capital	1,073,333	1,073,333	117,176	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)	(795,663)	(7,288,271)
Difference due to change of equity in associated companies	424,020	385,595	42,096	385,595
Unrealized loss on investment in securities	—	490	53	490
Translation adjustment	231,298	230,044	25,114	230,045
Retained earning:
Appropriated	1,559,068	1,680,813	183,495	1,680,813
Un-appropriated	14,622,404	18,177,908	1,984,488	18,177,908
TOTAL STOCKHOLDERS’ EQUITY	15,661,852	19,299,912	2,106,977	19,299,912
TOTAL LIABILITIES and STOCKHOLDERS’ EQUITY	48,592,692	56,115,414	6,126,137	45,242,353

Table 2
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2003 AND 2004
(In Millions of Rupiah and Thousands of U.S. Dollars, except per Share and per ADS Data)

	Consolidated			Unconsol.
	2003	2004		2004
	Rp	Rp	US $	Rp
OPERATING REVENUE
Telephone
Fixed phone	6,476,583	7,654,264	835,618	7,108,102
Cellular	6,121,293	7,689,968	839,516	—
Interconnection revenues	3,120,941	4,366,230	476,663	3,659,625
Revenue under joint operation scheme	1,086,898	443,407	48,407	(254,713)
Data and internet	2,139,814	3,359,120	366,716	898,368
Network	323,848	468,479	51,144	863,517
Revenues under revenue sharing arrangement	187,163	788,178	86,046	788,178
Other telecommunications services	160,139	249,810	27,272	1,784
Total Operating Revenue	19,616,679	25,019,456	2,731,382	13,064,861
OPERATING EXPENSES
Personnel	3,189,029	4,320,848	471,708	3,765,935
Depreciation	3,327,180	4,469,538	487,941	2,276,680
Operation, maintenance and telecommunications services	2,518,459	3,387,144	369,776	1,565,281
General and administrative	1,409,783	1,777,552	194,056	1,404,989
Marketing	344,191	639,855	69,853	296,670
Total Operating Expenses	10,788,642	14,594,937	1,593,334	9,309,555
OPERATING INCOME	8,828,037	10,424,519	1,138,048	3,755,306
OTHER INCOME (CHARGES)
Interest income	255,531	219,280	23,939	136,066
Interest expense	(948,523)	(937,779)	(102,378)	(742,504)
Gain (loss) on foreign exchange — net	165,375	(577,744)	(63,072)	(414,729)
Equity in net income (loss) of associated companies	(28)	2,283	249	3,084,602
Gain on sales of equity in Telkomsel	—	—	—	—
Others — net	(1,895)	347,541	37,941	311,850
Total Other Income (Charges)	(529,540)	(946,419)	(103,321)	2,375,285
INCOME BEFORE TAX	8,298,497	9,478,100	1,034,727	6,130,591
TAX EXPENSE	(2,902,194)	(3,014,519)	(329,096)	(1,106,245)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	5,396,303	6,463,581	705,631	5,024,346
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(984,731)	(1,439,235)	(157,122)	—
NET INCOME	4,411,572	5,024,346	548,509	5,024,346
NET INCOME PER SHARE	218.83	249.22	0.03	249.22
NET INCOME PER ADS (40 SERIES-B SHARES PER ADS)	8,753.12	9,968.94	1.06	9,968.94

Table 3
Breakdown of the Statement of Income (Unaudited)
For the Nine Months Period Ended September 30, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)
1	2	3	4=(3-2)/2
OPERATING REVENUE
Fixed Phone (wireline + wireless)
Local	1,719,619	2,377,088	38.23
Long distance	3,044,885	2,927,027	(3.87)
Monthly subscription charges	1,402,234	2,072,775	47.82
Installation charges	149,069	158,257	6.16
Phone card — net	23,452	15,976	(31.88)
Others	137,324	103,140	(24.89)
Total Fixed Phone Revenues	6,476,583	7,654,264	18.18

Cellular	6,121,293	7,689,968	25.63
Interconnection
International calls	291,962	417,582	43.03
Cellular	2,591,830	3,855,206	48.74
Others	237,149	93,442	(60.60)
Total Interconnection Revenues	3,120,941	4,366,230	39.90
Revenue Under Joint Operation Scheme (JOS)
Minimum TELKOM Revenue (MTR)	735,490	230,754	(68.63)
Distributable TELKOM Revenue (DTR)	350,839	210,987	(39.86)
Amortization of Initial Investor Payments	569	1,666	192.63
Total Revenue under JOS	1,086,898	443,407	(59.20)
Data and Internet
SMS	1,489,708	2,481,751	66.59
VoIP	258,126	269,397	4.37
Multimedia:
Telkomnet Instan	332,476	507,901	52.76
Other Multimedia (ISDN etc.)	59,504	100,071	68.18
Total Data and Internet Revenues	2,139,814	3,359,120	56.98
Network
Leased lines	133,479	303,923	127.69
Satellite transponder	190,370	164,556	(13.56)
Total Network Revenues	323,848	468,479	44.66
Revenues under Revenue Sharing Arrangement	187,163	788,178	321.12
Other Telecommunication Services (OTS)
Directory assistance	151,222	242,055	60.07
Others	8,917	7,755	(13.03)
Total OTS Revenues	160,139	249,810	56.00
TOTAL OPERATING REVENUES	19,616,679	25,019,456	27.54
OPERATING EXPENSES
Personnel	3,189,029	4,320,848	35.49
Depreciation	3,327,180	4,469,538	34.33
Operation, maintenance and telecommunications services
Operation and maintenance	1,232,120	1,617,206	31.25
Cost of phone cards	123,568	275,229	122.73
Licence (Concession fees & radio frequency usage charges)	551,790	767,905	39.17
Electricity, gas and water	218,105	296,046	35.74
Insurance and Others	392,876	430,758	9.64
Total O & M	2,518,459	3,387,144	34.49
General and administrative
Provision for doubtful account and inventory obsolescence	198,989	285,588	43.52
Training, education and recruitment	101,662	154,242	51.72
Research, development and consultant	110,805	112,195	1.25
Collection	199,996	250,521	25.26
Amortization of Intangible assets	509,012	561,594	10.33
Others	289,319	413,412	42.89
Total G & A	1,409,783	1,777,552	26.09
Marketing	344,191	639,855	85.90
TOTAL OPERATING EXPENSES	10,788,642	14,594,937	35.28

OPERATING INCOME	8,828,037	10,424,519	18.08

Table 3 (continued)
Breakdown of the Statement of Income (Unaudited)
For the Nine Months Period Ended September 30, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)
1	2	3	4=(3-2)/2
OPERATING INCOME	8,828,037	10,424,519	18.08

OTHER INCOME (CHARGE)
Interest income	255,531	219,280	(14.19)
Interest expense	(948,523)	(937,779)	(1.13)
Gain (loss) on foreign exchange — net	165,375	(577,744)	(449.35)
Equity in net income (loss) of associated companies	(28)	2,283	82.54
Income from supporting activities	148,758	131,320	(11.72)
Others	(150,653)	216,221	243.52
Total Other Income (Charge)	(529,540)	(946,419)	78.72

INCOME BEFORE TAX	8,298,497	9,478,100	14.21

TAX EXPENSE	(2,902,194)	(3,014,519)	3.87

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	5,396,303	6,463,581	19.78

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(984,731)	(1,439,235)	46.16

NET INCOME	4,411,572	5,024,346	13.89

NET INCOME PER SHARE (FULL AMOUNT)	218.83	249.22	13.89

NET INCOME PER ADS (40 SERIES B SHARE PER ADS) (FULL AMOUNT)	8,753.12	9,968.94	13.89

Table 4
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States)

	2003
	(Restated)	2004
	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection — net
Fixed lines	7,248,845	8,900,742	971,697
Cellular	7,296,836	8,688,496	948,526
Joint operation scheme	801,912	522,231	57,012
Interconnection — net	2,536,624	2,605,403	284,433
Other services	1,362,960	2,046,857	223,456

Total cash receipts from operating revenues	19,247,177	22,763,729	2,485,124
Cash payments for operating expenses	(6,887,371)	(9,192,774)	(1,003,578)

Cash generated from operations	12,359,806	13,570,955	1,481,546

Interest received	258,417	226,053	24,678
Income tax payments	(2,861,768)	(2,611,147)	(285,060)
Interest paid	(755,010)	(900,716)	(98,331)
Advances from customers	142,295	17,380	1,897

Net Cash Provided by Operating Activities	9,143,740	10,302,525	1,124,730

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,703,511	349,096	38,111
Proceeds from sale of property, plant and equipment	47,832	48,699	5,317
Purchase of marketable securities and placements in time deposits	(678,202)	(441,900)	(48,242)
Acquisition of property, plant and equipment	(4,799,351)	(4,266,626)	(465,789)
Decrease (Increase) in advances and others	288,938	7,368	804
Payments of advances for investments in shares of stock	(31,659)	—	—
Cash dividend receipt	—	—	—
Acquisition of subsidiaries	(2,448,478)	—	—

Net Cash Used in Investing Activities	(5,917,409)	(4,303,363)	(469,799)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term liabilities	(588,560)	(2,977,802)	(325,088)
Repayments of bonds	—	(504,101)	(55,033)
Cash dividends paid	(3,645,348)	(2,536,732)	(276,936)
Security deposits	(38,101)	—	—
Received of long-term liabilities	618,486	693,058	75,662
Decrease (Increase) in escrow account	(447,838)	232,837	25,419

Net Cash Used in Financing Activities	(4,101,361)	(5,092,740)	(555,976)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(875,030)	906,422	98,955
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT	36,361	111,572	12,180
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,699,070	5,094,472	556,165

CASH AND CASH EQUIVALENTS AT SEPT 30,2004	4,860,401	6,112,466	667,300

Table 5
FINANCIAL RATIOS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 & 2004

	2003	2004	Growth (%)
1	2	3	4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	26.55	31.06	4.50
Domestic Long Distance Calls (%)	47.01	38.24	(8.77)
Monthly subscription charges (%)	21.65	27.08	5.43
Installation charges (%)	2.30	2.07	(0.23)
Phone-card	0.36	0.21	(0.15)
Others (%)	2.12	1.35	(0.77)
Contribution to total operating revenues:
Cellular (%)	31.20	30.74	(0.47)
Fixed-phone (%)	33.02	30.59	(2.42)
Revenue under JOS (%)	5.54	1.77	(3.77)
Interconnection (%)	15.91	17.45	1.54
Network (%)	1.65	1.87	0.22
Data dan internet (%)	10.91	13.43	2.52
Revenue under RSA (%)	0.95	3.15	2.20
Other telecommunications services (%)	0.82	1.00	0.18
EBITDA (Rp million) (*)	12,664,229	15,455,651	22.04
EBITDA margin (%)	64.56	61.77	(2.78)
Operating margin (%)	45.00	41.67	(3.34)
Profit Margin (%)	22.49	20.08	(2.41)
Current ratio (%)	85.74	91.97	6.23
Return on Assets (%)	9.08	8.95	(0.13)
Return on Equity (%)	28.17	26.03	(2.13)
Total Liabilities to Equity (%)	189.24	167.63	(21.61)
Gearing (Net Debt to Equity) (%)	68.19	39.29	(28.90)
Debt to Equity (%)	102.48	72.63	(29.85)
Debt to EBITDA (%)	126.73	90.70	(36.04)
Debt Service Ratio (Times)	2.8	4.4	1.59
EBITDA to Interest Expense (times)	13.4	16.5	3.13
EBITDA to Net Debt (%)	118.6	203.8	85.25
Average revenue pe LIS/month (ARPU)	179,616	197,904	10.18

Table 6
FIXED TELEPHONE LINE
AS OF SEPTEMBER 30, 2004

	UNIT	2003		2004	Growth (%)
1	2	3a	3b	4	5=(4-3b)/3b
Exchange Capacity TELKOM Division
Wireline	Lines	7,776,868	8,547,157	8,746,896	2.34%
Wireless	Lines	306,200	306,200	1,294,065	322.62%
TELKOM Division	Lines	8,083,068	8,853,357	10,040,961	13.41%
Exchange Capacity KSO Division
Wireline	Lines	1,589,167	818,878	948,230	15.80%
Wireless (MSC)	Lines	51,900	51,900	175,200	237.57%
KSO Division	Lines	1,641,067	870,778	1,123,430	29.01%
Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,366,035	9,366,035	9,695,126	3.51%
Wireless	Lines	358,100	358,100	1,469,265	310.29%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	9,724,135	9,724,135	11,164,391	14.81%
Installed Lines TELKOM Division
Wireline	Lines	7,195,044	7,934,119	8,205,352	3.42%
Wireless	Lines	377,470	377,470	1,609,377	326.36%
TELKOM Division	Lines	7,572,514	8,311,589	9,814,729	18.08%
Installed Lines KSO Division
Wireline	Lines	1,538,610	799,535	920,109	15.08%
Wireless	Lines	50,100	50,100	138,467	176.38%
KSO Division	Lines	1,588,710	849,635	1,058,576	24.59%
Installed Lines TELKOM & KSO Division
Wireline	Lines	8,733,654	8,733,654	9,125,461	4.49%
Wireless	Lines	427,570	427,570	1,747,844	308.79%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	9,161,224	9,161,224	10,873,305	18.69%
Subscribers TELKOM Division
Wireline	Lines	6,372,874	7,005,015	7,288,769	4.05%
Wireless	Lines	111,766	111,766	988,579	784.51%
TELKOM Division	Lines	6,484,640	7,116,781	8,277,348	16.31%
Subscribers KSO Division
Wireline	Lines	1,347,555	715,414	800,824	11.94%
Wireless	Lines	16,175	16,175	91,573	466.14%
KSO Division	Lines	1,363,730	731,589	892,397	21.98%
Subscribers TELKOM & KSO Division
Wireline	Lines	7,720,429	7,720,429	8,089,593	4.78%
Wireless	Lines	127,941	127,941	1,080,152	744.26%
Total Subscribers — TELKOM & KSO Division (Wireline & Wireless)	Lines	7,848,370	7,848,370	9,169,745	16.84%
Public Phone TELKOM Division
Wireline	Lines	343,070	373,743	391,955	4.87%
Wireless	Lines	235	235	2,793	1088.51%
TELKOM Division	Lines	343,305	373,978	394,748	5.55%
Public Phone KSO Division
Wireline	Lines	57,151	26,478	27,221	2.81%
Wireless	Lines	—	—	—	0.00%
KSO Division	Lines	57,151	26,478	27,221	2.81%
Public Phone TELKOM & KSO Division
Wireline	Lines	400,221	400,221	419,176	4.74%
Wireless	Lines	235	235	2,793	1088.51%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines	400,456	400,456	421,969	5.37%
Lis Fixed TELKOM Division
Wireline	Lines	6,715,944	7,378,758	7,680,724	4.09%
Wireless	Lines	112,001	112,001	991,372	785.15%
TELKOM Division	Lines	6,827,945	7,490,759	8,672,096	15.77%
Lis Fixed KSO Division
Wireline	Lines	1,404,706	741,892	828,045	11.61%
Wireless	Lines	16,175	16,175	91,573	466.14%
KSO Division	Lines	1,420,881	758,067	919,618	21.31%
Lis Fixed TELKOM & KSO Division
Wireline	Lines	8,120,650	8,120,650	8,508,769	4.78%
Wireless	Lines	128,176	128,176	1,082,945	744.89%
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines	8,248,826	8,248,826	9,591,714	16.28%

Column 3a TELKOM Division includes: Regional Division — I Sumatera Regional Division — II Jakarta Regional Division — III West Java Regional Division — V East Java Regional Division — VI kalimantan	Column 3b
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan	Column 4
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan

Table 7
PULSE PRODUCTION
AS OF SEPTEMBER 2004

	UNIT	2003		2004	GROWTH (%)
1	2	3a	3b	4	5=(4-3)/3
Production:
Subscriber — TELKOM Division
Wireline	Pulses	37,851,201,354	41,457,220,176	43,857,424,043	5.79%
Wireless (exclude data & sms)		125,707,714	125,707,714	37,219,052,193
Total Subscriber Production — TELKOM (Division Wireline & Wireless)	Pulses	37,976,909,068	41,582,927,890
Subscriber — KSO Division
Wireline	Pulses	8,515,495,360	4,909,476,538	5,117,029,662	4.23%
Wireless (exclude data & sms)		4,221,250	4,221,250	5,007,618,838
Total Subscriber Production — KSO Division (Wireline & Wireless)	Pulses	8,519,716,610	4,913,697,788
Subscriber TELKOM & KSO Division
Wireline	Pulses	46,366,696,714	46,366,696,714	48,974,453,705	5.62%
Wireless (exclude data & sms)		129,928,964	129,928,964	42,226,671,031
Total Subscriber Production — TELKOM & KSO Division (Wireline & Wireless)	Pulses	46,496,625,678	46,496,625,678
Public Phone — TELKOM Division
Wireline	Pulses	10,102,826,694	11,703,514,904	10,541,111,720	-9.93%
Wireless (exclude data & sms)		820,383	820,383	838,590,731
Total Public Phone Production — TELKOM Division (Wireline & Wireless)	Pulses	10,103,647,077	11,704,335,287
Public Phone — KSO Division
Wireline	Pulses	3,353,338,039	1,752,649,829	1,761,545,418	0.51%
Wireless (exclude data & sms)		—	—	110,385,306
Total Public Phone Production — KSO Division (Wireline & Wireless)	Pulses	3,353,338,039	1,752,649,829
Public Phone — TELKOM & KSO Division
Wireline	Pulses	13,456,164,733	13,456,164,733	12,302,657,138	-8.57%
Wireless (exclude data & sms)		820,383	820,383	948,976,037
Total Public Phone Production — TELKOM & KSO Division (Wireline & Wireless)	Pulses	13,456,985,116	13,456,985,116
Lines in Services — Production
Wireline	Pulses	59,822,861,447	59,822,861,447	61,277,110,843	2.43%
Wireless (exclude data & sms)		130,749,347	130,749,347	43,175,647,068
Total LIS’s Pulse Production TELKOM & KSO Division (Wireline & Wireless)	Pulses	59,953,610,794	59,953,610,794
Productivity Per Average Subscriber Line
Wireline	Pulses/Line	6,158	6,158	6,162	0.06%
Wireless (* 2003 Pulse/Line, 2004 Second/Line)		1,904	1,904	62,819
Pulses Per Avrg, Subscr, Line (TELKOM & KSO Division)	Pulses/Line	6,120	6,120
Productivity Per Average LIS
Wireline	Pulses/Line	5,846	5,846	7,328	25.35%
Wireless		1,901	1,901	64,072
Pulses Per Average LIS (TELKOM & KSO Division)	Pulses/Line	5,812	5,812	—

Wireless production: 2003 (pulse), 2004 (second)

Column 3a TELKOM Division includes: Regional Division — I Sumatera Regional Division — II Jakarta Regional Division — III West Java Regional Division — V East Java Regional Division — VI kalimantan	Column 3b
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan	Column 4
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan

Table 8
OPERATIONAL PERFORMANCE REGIONAL DIVISION
AS OF SEPTEMBER 30, 2003 and 2004

	DIVISI	Sept 30, 2003	Sept 30, 2004	GROWTH (%)
1. EXCHANGE CAPACITY
a. EXCHANGE CAPACITY	1	1,292,166	1,329,458	2.89%
	2	3,439,229	3,476,818	1.09%
	3	883,450	890,072	0.75%
	4	770,289	770,289	0.00%
	5	1,739,917	1,832,805	5.34%
	6	422,106	447,454	6.01%
	7	818,878	948,230	15.80%
SUB TOTAL		9,366,035	9,695,126	3.51%
b. WIRELESS (MSC)	1	72,600	296,273	308.09%
	2	101,700	380,892	274.53%
	3	—	109,050	0.00%
	4	—	254,150	0.00%
	5	114,900	132,250	15.10%
	6	17,000	121,450	614.41%
	7	51,900	175,200	237.57%
SUB TOTAL		358,100	1,469,265	310.29%
TOTAL EXCHANGE CAPACITY		9,724,135	11,164,391	14.81%
2. INSTALLED LINES
a. WIRELINE	1	1,252,242	1,292,154	3.19%
	2	3,168,080	3,223,902	1.76%
	3	775,099	793,931	2.43%
	4	739,075	752,161	1.77%
	5	1,579,048	1,695,750	7.39%
	6	420,575	447,454	6.39%
	7	799,535	920,109	15.08%
SUB TOTAL		8,733,654	9,125,461	4.49%
b. WIRELESS (BTS)	1	105,850	386,987	265.60%
	2	133,370	449,940	237.36%
	3	—	229,100	0.00%
	4	—	116,550	0.00%
	5	113,250	264,100	133.20%
	6	25,000	162,700	550.80%
	7	50,100	138,467	176.38%
SUB TOTAL		427,570	1,747,844	308.79%
TOTAL INSTALLED LINES		9,161,224	10,873,305	18.69%
3. SUBSCRIBERS
a. WIRELINE	1	1,141,316	1,186,624	3.97%
	2	2,761,435	2,827,983	2.41%
	3	683,634	728,362	6.54%
	4	632,141	654,809	3.59%
	5	1,395,473	1,501,711	7.61%
	6	391,016	389,280	-0.44%
	7	715,414	800,824	11.94%
SUB TOTAL		7,720,429	8,089,593	4.78%
b. WIRELESS	1	10,675	144,218	1250.99%
	2	49,483	260,165	425.77%
	3	—	61,443	0.00%
	4	—	138,851	0.00%
	5	41,207	320,354	677.43%
	6	10,401	63,548	510.98%
	7	16,175	91,573	466.14%
SUB TOTAL		127,941	1,080,152	744.26%
TOTAL SUBSCRIBERS		7,848,370	9,169,745	16.84%

Table 8 (continued)
OPERATIONAL PERFORMANCE REGIONAL DIVISION
AS OF SEPTEMBER 30, 2003 and 2004

	DIVISI	Sept 30, 2003	Sept 30, 2004	GROWTH (%)
4. PUBLIC PHONE
a. WIRELINE	1	44,663	50,079	12.13%
	2	154,833	161,938	4.59%
	3	27,509	27,252	-0.93%
	4	30,673	30,547	-0.41%
	5	101,389	106,026	4.57%
	6	14,676	16,113	9.79%
	7	26,478	27,221	2.81%
SUB TOTAL		400,221	419,176	4.74%
b. WIRELESS	1	104	1,294	1144.23%
	2	—	—	0.00%
	3	—	26	0.00%
	4	—	—	0.00%
	5	10	510	5000.00%
	6	121	963	695.87%
	7	—	—	0.00%
SUB TOTAL		235	2,793	1088.51%
TOTAL PUBLIC PHONES		400,456	421,969	5.37%
5. LINE IN SERVICE
a. WIRELINE	1	1,185,979	1,236,703	4.28%
	2	2,916,268	2,989,921	2.53%
	3	711,143	755,614	6.25%
	4	662,814	685,356	3.40%
	5	1,496,862	1,607,737	7.41%
	6	405,692	405,393	-0.07%
	7	741,892	828,045	11.61%
SUB TOTAL		8,120,650	8,508,769	4.78%
b. WIRELESS	1	10,779	145,512	1249.96%
	2	49,483	260,165	425.77%
	3	—	61,469	0.00%
	4	—	138,851	0.00%
	5	41,217	320,864	678.47%
	6	10,522	64,511	513.11%
	7	16,175	91,573	466.14%
SUB TOTAL		128,176	1,082,945	744.89%
TOTAL LINE IN SERVICE		8,248,826	9,591,714	16.28%
6. LINE IN SERVICE PRODUCTION
a. WIRELINE (PULSE)	1	9,860,303,412	10,061,648,403	2.04%
	2	20,452,115,735	20,693,428,542	1.18%
	3	4,865,940,269	5,202,784,174	6.92%
	4	5,206,707,032	5,673,852,900	8.97%
	5	9,211,324,319	9,260,725,957	0.54%
	6	3,564,344,314	3,506,095,787	-1.63%
	7	6,662,126,367	6,878,575,080	3.25%
SUB TOTAL		59,822,861,447	61,277,110,843	2.43%
b. WIRELESS (SECOND)	1	—	5,359,079,041
all service production exclude data & sms	2	26,374,522	14,003,408,162
	3	—	2,253,503,107
	4	—	3,326,720,733
	5	89,276,692	10,725,796,235
	6	10,617,469	2,389,135,646
	7	4,480,664	5,118,004,144
SUB TOTAL		130,749,347	43,175,647,068
TOTAL LINE IN SERVICE PRODUCTION		59,953,610,794

Note:
Wireless production: 2003 (pulse), 2004 (second)

Table 9
OPERATIONAL RATIO
AS OF SEPTEMBER 2004

	UNIT	2003		2004	GROWTH (%)
1	2	3a	3b	4	5=(4-3)/3
Subscriber Mix — TELKOM Division (Wireline — Wireless)
Bisnis	Percent	20.45	20.04	28.71	43.26%
Residensial	Percent	79.34	79.78	71.14	-10.82%
Sosial	Percent	0.20	0.19	0.15	-20.28%
Subscriber Mix — KSO Division (Wireline — Wireless)
Bisnis	Percent	18.51	20.89	27.24	30.44%
Residensial	Percent	81.30	78.77	72.62	-7.81%
Sosial	Percent	0.19	0.34	0.14	-60.28%
Subscriber Mix — TELKOM & KSO Division (Wireline — Wireless)
Bisnis	Percent	20.12	20.12	28.56	41.99%
Residensial	Percent	79.68	79.68	71.29	-10.53%
Sosial	Percent	0.20	0.20	0.15	-26.62%
Local & LD call contribution on subscriber production
Wireline production (TELKOM & KSO)
Local call	Percent	31.83	31.83	30.88	-2.99%
Long Distance call	Percent	68.17	68.17	69.12	1.40%
Wireless production (TELKOM & KSO)
Local call	Percent	31.29	31.29	72.34	131.20%
Long Distance call	Percent	68.71	68.71	27.66	-59.75%
Utilization RATE TELKOM & KSO (LIS/IL)
Wireline	Percent	92.98	92.98	93.24	0.28%
Wireless	Percent	29.98	29.98	61.96	106.68%
Wireline & Wireless	Percent	90.04	90.04	88.21	-2.03%
Occupancy Rate TELKOM & KSO (connected/exchange cap.)
Wireline	Percent	87.31	87.31	88.41	1.26%
Wireless	Percent	35.39	35.39	74.10	109.37%
Wireline & Wireless	Percent	85.40	85.40	86.53	1.32%
Call Completion Rate TELKOM & KSO
Local	Percent	76.96	76.96	78.31	1.75%
Domestic Long Distance	Percent	68.25	67.79	71.08	4.86%
					0.00%
Employees
TELKOM Division	Persons	25,291	28,317	25,797	-8.90%
KSO Division	Persons	7,014	3,988	3,600	-9.73%
Employees (TELKOM & KSO Division)	Persons	32,305	32,305	29,397	-9.00%
Productivity (LIS/Employees)
TELKOM Division	Lines/Empl	269.98	264.53	336.17	27.08%
KSO Division	Lines/Empl	202.58	190.09	255.45	34.39%
Productivity (TELKOM & KSO Division)	Lines/Empl	255.34	255.34	326.28	27.78%
Density (LIS Per 100 Inhabitants)
TELKOM Division	Percent	4.36	3.72	3.80	2.09%
KSO Division	Percent	1.85	2.35	2.75	16.80%
Density (TELKOM & KSO Division)	Percent	3.53	3.53	3.67	3.74%

Column 3a TELKOM Division includes: Regional Division — I Sumatera Regional Division — II Jakarta Regional Division — III West Java Regional Division — V East Java Regional Division — VI kalimantan	Column 3b
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan	Column 4
TELKOM Division includes:
Regional Division — I Sumatera
Regional Division — II Jakarta
Regional Division — III West Java
Regional Division — IV Central Java
Regional Division — V East Java
Regional Division — VI kalimantan

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEETS
AS OF SEPTEMBER 30, 2003 AND 2004
(In millions of rupiah and thousands of U.S. Dollar)

ASSETS	2003	2004		Growth
	Rp.	Rp.	US$ (1)
CURRENT ASSETS
Cash and cash equivalents (2)	1,242,725	3,625,078	395,319	192%
Acct. receivable — net of allow. for doubtful acct.	253,404	233,878	25,505	-8%
Accrued income — net of allow. for doubtful acct.	346,451	406,092	44,285	17%
Inventories — net of allow. for obsolescence	47,747	73,471	8,012	54%
Prepaid tax and expenses	317,479	346,355	37,770	9%
Advances	1,446	120,975	13,192	8266%
Others	59,997	1,627	177	-97%
Total Current Assets	2,269,249	4,807,476	524,260	112%
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	15,249,228	19,748,405	2,153,588	30%
Work in progress	236,557	291,982	31,841	23%
Accumulated depreciation	(3,500,721)	(5,429,933)	(592,141)	55%
PPE — net book value	11,985,064	14,610,454	1,593,288	22%
OTHER ASSETS	44,308	33,446	3,647	-25%

TOTAL ASSETS	14,298,621	19,451,376	2,121,195	36%

CURRENT LIABILITIES
Short-term loan	—	—	—	—
Accounts payable	305,278	314,760	34,325	3%
Accrued liabilities	1,454,891	1,985,272	216,496	36%
Taxes payable	536,701	518,114	56,501	-3%
Unearned income	462,610	822,854	89,733	78%
Dividend payable	—	953,325	103,961	78%
Curr. maturities of long-term loan	108,110	262,283	28,602	—
Curr. maturities of obligation under cap. lease	—	—	—	—
Other current liabilities	107,569	—	—	—
Total Current Liabilities	2,975,159	4,856,608	529,618	63%
LONG-TERM LIABILITIES
Guaranteed notes — net	1,255,555	726,564	79,233	-42%
Long term loan — net of current maturities	432,440	793,689	86,553	84%
Total Long-term Liabilities	1,687,995	1,520,253	165,786	-10%
DEFERRED TAX LIABILITIES — NET	505,612	678,724	74,016	34%
EQUITY
Capital stock — Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid — 182,570 shares	182,570	182,570	19,909	0%
Additional paid-in capital	1,504,854	1,504,854	164,106	0%
Retained earnings	7,442,431	10,708,367	1,167,761	44%
Total Equity	9,129,855	12,395,791	1,351,776	36%
TOTAL LIAB. & STOCKHOLDERS’ EQUITY	14,298,621	19,451,376	2,121,196	36%

Table 11
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
(In millions of rupiah and thousands of U.S. Dollar)

	2003	2004		Growth
	Rp.	Rp.	US$ (1)
OPERATING REVENUES
Post-paid	2,554,297	2,829,348	316,624	11%
Prepaid	5,053,674	7,313,575	818,439	45%
International roaming	287,658	315,785	35,339	10%
Interconnection revenues (outpayment) — net	126,007	245,649	27,490	95%
Total Operating Revenues	8,021,636	10,704,357	1,197,892	33%

OPERATING EXPENSES
Personnel	264,849	342,521	38,330	29%
Operation & maintenance	1,334,443	1,506,302	168,566	13%
General & administrative	279,838	402,153	45,004	44%
Marketing & selling	122,082	249,973	27,974	105%
Rev. dependent & other cost of services	407,716	591,946	66,243	45%
Depreciation and amortization	1,125,062	1,784,779	199,729	59%
Total Operating Expenses	3,533,990	4,877,674	545,846	38%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	4,487,646	5,826,683	652,046	30%
OTHER INCOME/(CHARGES)
Interest income/(expenses)	(75,625)	(94,150)	(10,536)	24%
Foreign exchange gain/(loss)	2,066	(32,429)	(3,629)	-1670%
Others — net	(13,312)	29,685	3,322	323%
Other income/(charges) — net	(86,871)	(96,894)	(10,843)	12%

INCOME BEFORE TAX	4,400,775	5,729,789	641,203	30%
PROVISION FOR INCOME TAX	1,345,139	1,738,416	194,541	29%
NET INCOME	3,055,636	3,991,373	446,662	31%

EBITDA	5,612,708	7,611,462	851,775	36%

Table 12
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS AS OF SEPT 30, 2003 & 2004

	Unit	2003	2004	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	66,989	263,965	294%
simPATI	Subscriber (000)	2,715,110	2,292,148	-16%
KARTU As	Subscriber (000)	—	1,547,028	—
Total	Subscriber (000)	2,782,099	4,103,141	47%
Customer base
kartuHALO	Subscriber (000)	989,994	1,270,999	28%
simPATI	Subscriber (000)	7,802,877	10,873,921	39%
KARTU As	Subscriber (000)	—	1,547,028	—
Total	Subscriber (000)	8,792,871	13,691,948	56%

ARPU
Total (9 months average)
kartuHALO	Rp.’000 per mo.	312	309	-1%
simPATI	Rp.’000 per mo.	93	85	-9%
KARTU As	Rp.’000 per mo.	—	57	—
Blended	Rp.’000 per mo.	123	106	-14%
Non-voice/SMS (9 months average)
kartuHALO	Rp.’000 per mo.	28	39	39%
simPATI	Rp.’000 per mo.	22	23	5%
KARTU As	Rp.’000 per mo.	—	20	—

SMS
# messages/sub/month kartuHALO	message	108	126	17%
# messages/sub/month simPATI	message	66	67	2%
# messages/sub/month KARTU As	message	—	56	—

NETWORK DATA
BTS/TRX
Base stations installed	Unit	4,594	5,762	25%
Transmit receive exchanges (TRX)	Unit	37,045	46,470	25%
Capacity
Switching — HLR capacity	Subs. ’000	14,565	22,750	56%
Switching — VLR capacity	Subs. ’000	12,460	19,435	56%
Prepaid capacity	Subs. ’000	10,987	15,584	42%
Quality of service
Call success rate	%	95.34%	95.83%	0.49%
Call completion rate	%	99.20%	99.36%	0.16%

EMPLOYEE DATA
Total employees	person	2,809	3,201	14%
Efficiency ratio	Subs/employee	3,130	4,277	37%